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                           UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           SCHEDULE 13D

               Under the Securities Exchange Act of 1934

               LIFESMART NUTRITION TECHNOLOGIES, INC.
               --------------------------------------
                       (Name Of Issuer)

                         Common Stock
                 ------------------------------
                 (Title of Class of Securities)

                           53221G
                        --------------
                        (CUSIP Number)

      8 East Broadway, Suite 200, Salt Lake City, Utah 84111
----------------------------------------------------------------------
(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)

                          February 15, 2002
       -------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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SCHEDULE 13D

CUSIP NO. 53221G

1.  Name of Reporting Person: Roderic Group, LLC

    S.S. or I.R.S. Identification No. of Above Person:

2.  Check the Appropriate Box if a Member of a Group:  NA

3.  SEC Use Only

4.  Source of Funds:  PF

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6.  Citizenship or Place of Organization:  United States

7.  Sole Voting Power: 665,522

8.  Shared Voting Power:  -0-

9.  Sole Dispositive Power: 665,522

10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially owned by Each Reporting Person: 665,522

12.  Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:
NA

13. Percent of Class Represented by Amount in Row (11): At February 15, 2002, the 665,522 shares would represent 5.33%

14.  Type of Reporting Person: OO


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Item 1.  Security and Issuer:

           This statement relates to shares of Common Stock of LifeSmart Nutrition Technologies, Inc. (the "Issuer") whose address is 8 East Broadway, Suite 200, Salt Lake City, Utah 84111.

Item 2.  Identity and Background:

     (a) The limited liability company filing this statement is Roderic Group, LLC;

     (b) Roderick Group, LLC's business address is 712 Arrowhead Lane, Murray, Utah 84107;

     (c)     Roderic Group, LLC is an estate planning vehicle for Lee Jackson;

     (d) Roderic Group, LLC has not been convicted in a criminal proceeding within the last five years;

     (e) Roderic Group, LLC has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

     (f) Roderic Group, LLC is a limited liability company formed under the laws of the State of Nevada, United States.

Item 3.  Source and Amount of Funds or other Consideration:

      All funds used in the purchase of the shares of common stock of the Issuer were personal funds of Lee Jackson. Mr. Jackson transferred part of his share ownership in the Company to Roderick Group, LLC for estate planning purposes.

Item 4.  Purpose of Transaction:

     The securities were purchased for investment purposes only. There are no plans to acquire additional shares of the Company.

Item 5.  Interest in Securities of the Issuer.

     (a) As of February 15, 2001, Roderick Group, LLC had 540,522 shares of common stock and warrants/options to purchase 125,000 shares.

     (b) Roderic Group, LLC has no voting arrangements and all shares are voted by its manager, Lee Jackson.

     (c) During the past 60 days, Roderick Group, LLC has not sold any shares of the Issuer.


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     (d)    Roderic Group, LLC has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock it holds.

     (e) Roderic Group, LLC is still a five percent shareholder when the options/warrants held are included in his calculation of share ownership.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Roderic Group, LLC is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

   None

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2002

Roderic Group, LLC

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Lee Jackson, General Manger